

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 29, 2008

Mr. Wallace Macmillan
Chief Financial Officer
Central European Media Enterprises Ltd.
Clarendon House, Church Street
Hamilton, HM CX Bermuda

> **RE: Central European Media Enterprises Ltd.**
> **Form 10-K for the year ended December 31, 2007**
> **and Document Incorporated by Reference**
> **Filed February 28, 2008**
> **File No. 0-24796**

Dear Mr. Macmillan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

/s/ Jay Knight

for Robert Bartelmes
Senior Financial Analyst

cc: By facsimile to (212) 940-6557
Robert L. Kohl, Esq.
(Katten Muchin Rosenman LLP)